Exhibit 99.2

PRESS RELEASE
Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Website: http://www.starfieldres.com	SRU - TSX SRFDF - OTCBB

STARFIELD RECEIVES APPROVAL TO LIST ON
TORONTO STOCK EXCHANGE

Trading on TSX to commence April 24

VANCOUVER, B.C. (April 23, 2007) - Starfield Resources Inc. (“Starfield” or the “Company”) (TSX-V: SRU and OTCBB: SRFDF) today announced it has received approval from the Toronto Stock Exchange (“TSX”) to list the common shares of Starfield on the senior exchange. The Company’s shares will begin trading on the TSX on April 24, 2007.

“Starfield is rapidly transitioning from a period of advanced exploration to that of an early stage development company. We believe this senior listing will help facilitate the transition by providing us with improved access to capital markets,” said Andre J. Douchane, President and CEO of Starfield Resources. “Most importantly, we believe this listing will give us broader recognition among institutional investors and more access to portfolio managers who oversee funds that invest in mining companies.”

Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum and palladium along with cobalt, nickel, and copper from its Ferguson Lake massive sulphides, under the direction of its metallurgical consultant, Dr. Bryn Harris. Additional work is being funded by McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the critical process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

Starfield also announced today that SGS Lakefield Research Limited, a world-renowned engineering and test facility, has been retained to partner and assist with the advancement of the test work at Ferguson Lake and McGill University that is being overseen by Dr. Harris. The purpose of the program is to further develop a concentrated chloride leaching process to be applied on the Ferguson Lake deposit in Nunavut. SGS Lakefield Research Limited is also currently conducting conventional milling and floatation test work, which is expected to be completed shortly.

About Starfield
Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is emerging as Nunavut's largest ongoing base and precious metal project.

On behalf of the Company,

André J. Douchane,
President and CEO

Caution concerning forward-looking statements: This communication to shareholders and the public contains certain forward-looking statements. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Actual results may differ materially from those indicated by such statements. Although Company management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that all statements, other than statements of historical fact, included herein, including, without limitation statements regarding future production, are forward looking statements that involve various risks and uncertainties. These risks and uncertainties include those discussed or identified in the Company’s annual report for the year ended February 28, 2006, as filed with the U.S. Securities and Exchange Commission on Form 20-F. Among others, these include risks related to the uncertainty associated with calculating reserves and mineralization, operating hazards in the mining industry and the Company’s inability to meet its future capital requirements. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such terms are defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext 249 jvincic@barnesmcinerney.com	or	André Douchane President and Chief Executive Officer Starfield Resources Inc. 416-671-8089 www.starfieldres.com

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